Exhibit 99.1

Gix Internet: Quantum X Labs Expands AI-Powered Quantum Error Correction Program to Three IBM Quantum Processors

Quantum X Labs has expanded its AI-powered quantum error correction program across three IBM quantum processors, building on its earlier work using datasets generated by Google quantum hardware and advancing its hardware-agnostic decoding technology

TEL AVIV, Israel – November 10, 2026 – Gix Internet Ltd. (Nasdaq: GIXI; TASE: GIX) (“Gix” or the “Company”), a dual-listed technology company, today announced that Quantum X Labs Inc. (Nasdaq: QXL) (“Quantum X Labs” or “QXL”), in which Gix holds approximately 13% (2,818,585 shares), has achieved a significant technological milestone in its artificial intelligence (AI)-powered quantum error correction technology, demonstrating up to 20% fewer logical decoding failures in preliminary benchmarks using experimental data from IBM quantum processors.

The results were achieved through QXL’s advanced noise-model calibration methodology, designed to improve the ability of quantum error correction decoders to identify and correct errors arising during quantum computations. The preliminary benchmarks demonstrated improvements in decoding performance, representing another step toward developing more reliable and scalable quantum computing systems.

Quantum X Labs has expanded its experimental benchmarking program to datasets generated by three IBM quantum processors — IBM Fez, IBM Kingston and IBM Pittsburgh, establishing a comprehensive end-to-end workflow that integrates experimental quantum measurements, noise-model calibration, GPU-accelerated AI training and decoder performance evaluation.

Advancing Quantum Computing Reliability Through AI- Quantum error correction is widely recognized as one of the most critical technological challenges facing the quantum computing industry. Quantum processors are inherently sensitive to environmental interference, hardware imperfections and operational noise, which can introduce errors into quantum computations and limit their practical reliability.

Quantum X Labs is developing an AI-powered quantum error correction architecture designed to address these challenges by combining hardware-specific noise characterization with advanced machine-learning techniques and GPU-accelerated decoder training.

Through its latest benchmarking program, Quantum X Labs demonstrated that improved noise-model calibration can enhance logical decoding performance, achieving up to 20% fewer logical decoding failures in preliminary tests on IBM processor datasets.

The latest milestone builds on Quantum X Labs’ earlier research using experimental surface-code datasets associated with Google’s quantum computing technology.

By expanding its testing to IBM quantum processors, Quantum X Labs is broadening its validation activities across multiple hardware vendors and quantum error correction code families.

This multi-platform approach is an important component of Quantum X Labs’ long-term strategy to develop hardware-agnostic quantum error correction solutions capable of adapting to different quantum computing architectures, noise characteristics and operational environments.

“We believe that the ability to improve logical decoding performance on different quantum processors represents an important step toward the broader industry objective of fault-tolerant quantum computing,” said Prof. Nir Sharon, Quantum X Labs Chief Quantum Scientist. “As quantum processors continue to increase in size and complexity, efficient quantum error correction is expected to become an essential component of practical quantum computing systems.”

These activities form part of Quantum X Labs’ broader strategy to develop advanced quantum computing infrastructure and software technologies designed to support the transition from today’s experimental quantum processors toward more reliable, commercially viable quantum computing platforms.

About Gix Internet Ltd.

Gix Internet Ltd. is a technology company that is listed on the Nasdaq Capital Market under the symbol GIXI and on the Tel Aviv Stock Exchange under the symbol GIX. Its operating focus is deliverz.ai, a wholly-owned company that develops an AI-powered management and orchestration layer for robots, people and autonomous systems, commercially proven today in hospital logistics. The platform combines management software with autonomous mobile robots and human couriers to schedule and assign internal deliveries in real time - by location, priority and availability - from a central operations system. It is built for last-mile movement inside complex, high-traffic facilities such as hospitals, is in commercial use at Sheba Medical Center, and is being introduced to U.S. healthcare organizations. Gix’s broader strategy is to extend the same management architecture to additional autonomous systems and complex physical operating environments. Gix also holds a strategic minority stake in Quantum X Labs Inc., a separately listed company. For more information, visit https://www.gix-internet.com/.

About Quantum X Labs Inc.

Quantum X Labs Inc. and its subsidiaries are focused on quantum technology, digital advertising and computing and enterprise artificial intelligence (AI) solutions. Quantum X Labs Ltd. is focused on developing and promoting quantum algorithms for the transportation, drug discovery and security segments as well as developing quantum- based GPS replacement and quantum atom accuracy solutions. Gix Media develops a variety of technological software solutions, which perform automation, optimization and monetization of internet campaigns, for the purposes of acquiring and routing internet user traffic to its customers. Metagramm is a developer of grammatical error correction software and offers tools for writing and reviewing, grammar, spelling, punctuation and style features, as well as translation and multilingual dictionaries, using artificial intelligence and machine learning technology.

For more information about Quantum X Labs, visit https://quantumxlabs.xyz/

About deliverz.ai

deliverz.ai is defining the future of healthcare logistics automation with an end-to-end, AI-powered orchestration platform that unifies autonomous robots, human transport teams, and hospital workflows into a single intelligent system. Robot-agnostic and built to scale, deliverz.ai automates and optimizes logistics across any workflow and within any environment, increasing throughput, reducing costs, and improving both patient and staff experience. Delivered through a flexible Software as a Service (SaaS) and Robotics as a Service (RaaS) model, deliverz.ai provides the intelligent logistics backbone for hospitals, making operations smarter, faster, and patient-centered. For more information, visit https://www.deliverz.ai

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gix’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential significance and benefits of QXL’s AI-powered quantum error correction technology; QXL’s efforts to improve logical decoding performance through noise-model calibration, GPU-accelerated AI training and related methods; the potential for QXL’s technology to support more reliable and scalable quantum computing systems; QXL’s development of hardware-agnostic quantum error correction solutions across different quantum processors, hardware vendors, code families, architectures, noise characteristics and operational environments; and QXL’s broader strategy to develop quantum computing infrastructure and software technologies for more reliable and commercially viable quantum computing platforms. There can be no assurance that any benefit realized by QXL will result in any corresponding benefit to the Company or the value of its investment in QXL. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement on Form 20-F (File No. 001-43362), as amended, as filed with the SEC on June 18, 2026, and in subsequent filings with the SEC. For a description of risks affecting QXL, reference is made to QXL’s filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Gix is not responsible for the content of third-party websites. IBM, IBM Fez, IBM Kingston and IBM Pittsburgh are trademarks or registered trademarks of International Business Machines Corporation. Use of these names does not imply any affiliation with, or endorsement by, International Business Machines Corporation.; IBM is not affiliated with, and has not endorsed, Gix, QXL or the results described in this press release.

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com